MKTG, INC.

75 Ninth Avenue, 3rd Floor, New York, NY 10011

T: 212-366-3400 F: 212-660-3870

VIA EDGAR and FAX (703-813-6986)

January 31, 2011

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	‘mktg, inc.’ (the “Company”)
Form 10-K for Fiscal Year Ended March 31, 2010
Filed June 28, 2010
Form 10-K/A for Fiscal Year Ended March 31, 2010 (the “Form 10-K/A”)
Filed July 27, 2010
File No. 000-20394

Dear Mr. Spirgel:

Reference is made to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated January 14, 2011 with regard to the Company's filings referenced above.

This letter is being submitted on behalf of the Company and reflects the Company's responses to the Staff's comments. For ease of reference, we have reproduced each of the Staff's comments above the applicable response.

Comment 1. In future filings discuss the sufficiency of your resources to satisfy ongoing cash and near-cash requirements on a long-term basis. See Instruction 5 to Regulation S-K Item 303(a).

Response to Comment 1. In light of the completion by the Company of its December 2009 financing and steps taken by management to reduce expenses, as discussed in the filings, the Company believes that cash on hand at March 31, 2010, together with cash expected to be generated from operations, was (and will be) sufficient to fund the Company’s cash and near-cash requirements both through the end of its fiscal year ending March 31, 2011 and on a long-term basis. In future filings, the Company will discuss the sufficiency of its resources to satisfy ongoing cash and near-cash requirements on a long-term basis in accordance with Instruction 5 to Regulation S-K Item 303(a).

Comment 2. The table at the bottom of page 31 suggests that the Senior Secured Notes contained a compound embedded derivative when issued. Please clarify your disclosure, in future filings, and tell us whether this is so, as it is not apparent to us which terms of these notes would qualify as a derivative instrument. If applicable, indentify the features of the Senior Secured Notes that qualify as a compound embedded derivative and explain to us your basis in authoritative accounting literature for bifurcating them.

Response to Comment 2. For the reasons described below, the Company hereby confirms its position that the Senior Secured Notes (“Notes”) contained a compound embedded derivative when issued.

The terms of the Notes that qualify as a derivative instrument are (i) a written put option which allows the holders of the Notes to accelerate interest and principal (effectively forcing an early redemption of the Notes) in the event of certain events of default, including a change of control of the Company, and (ii) the holders’ right to increase the interest rate on the Notes by 4% per year in the event of a suspension from trading of the Company’s Common Stock or an event of default.

Securities and Exchange Commission

January 31, 2011

Pursuant to ASC 815-15-25-40, put options that can accelerate repayment of principal meet the requisite criteria of a derivative financial instrument. In addition, as addressed in ASC 815-15-25-41, for a contingently exercisable put to be considered clearly and closely related to the relevant instrument and not constitute a separate derivative financial instrument, it can be indexed only to interest or credit risk. In this instance, the put instruments embedded in the Notes are indexed to events that are not related to interest or credit risk, namely, a change of control of the Company, and suspension of trading of the Company’s Common Stock. Accordingly, these features are not considered clearly and closely related to the Note, and bifurcation is necessary.

In future filings, the Company will identify the terms of the Notes that cause the Notes to contain a compound embedded derivative instrument, and will explain the Company’s basis by reference to the authoritative accounting literature referred to above, consistent with the foregoing response.

Comment 3. Tell us why Mr. Haughton’s May 2009 option award is not reflected in your Summary Compensation table and your Outstanding Equity Awards table. We note that neither of these tables contain the necessary columns in which to report this award.

Response to Comment 3. The Form 10-K/A contains a typographical error; Mr. Haughton’s option award of 25,000 shares of the Company’s Common Stock was in fact granted in May 2010, following the end of the Company’s fiscal year ended March 31, 2010. In that regard, we refer the Staff to the Form 4 filed by Mr. Haughton with the Commission on May 25, 2010 reporting the option award referred to in the Form 10-K/A. Because no options were granted to any of the Company’s Named Executive Officers in the fiscal years covered by the Form 10-K/A, or owned by any of them as of March 31, 2010, the columns in which option awards and related information would normally be reported were omitted from the Summary Compensation table and Outstanding Equity Awards table in accordance with Instruction 4 to Item 402(m)(2) of Regulation S-K.

Comment 4. Provide the footnote disclosure required by Instruction 2 to Regulation S-K Item 402(p)(2), the vesting dates of shares of stock.

Response to Comment 4. The 180,000 shares of restricted Common Stock held by Mr. Horsey that had not vested as of March 31, 2010 vest as follows: (i) 13,953 shares vest on June 30, 2010, (ii) 13,954 shares vest on June 30, 2011, (iii) 13,953 shares vest on June 30, 2012, (iv) 13,954 shares vest on June 30, 2013, (v) 100,000 shares vest on December 1, 2013, subject to earlier vesting upon the achievement of performance criteria in accordance with the Restricted Stock Agreement between Mr. Horsey and the Company, dated December 22, 2008, under which such shares were awarded, (vi) 6,046 shares vest on March 1, 2011, (vii) 6,047 shares vest on March 1, 2012, (viii) 6,046 shares vest on March 1, 2013, and (ix) 6,047 shares vest on March 1, 2014.

The 40,000 shares of restricted Common Stock held by Mr. Haughton that had not vested as of March 31, 2010 vest as follows: (i) 5,000 shares vest on March 1, 2011, (ii) 5,000 shares vest on March 1, 2012, (iii) 5,000 shares vest on March 1, 2013, (iv) 5,000 shares vest on March 1, 2014, (v) 3,000 shares vest on November 1, 2010, (vi) 3,000 shares vest on November 1, 2011, (vii) 3,000 shares vest on November 1, 2012, (viii) 3,000 shares vest on November 1, 2013, (ix) 2,000 shares vest on August 6, 2010, (x) 2,000 shares vest on August 6, 2011, (xi) 2,000 shares vest on August 6, 2012, and (xii) 2,000 shares vest on August 6, 2013.

Securities and Exchange Commission

January 31, 2011

In future filings, the Company will provide the footnote disclosure required by Instruction 2 to Regulation S-K Item 402(p)(2) with respect to the vesting dates of shares of stock.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please contact the undersigned at 212-366-3802.

Very truly yours,

‘mktg, inc.’

By: James R. Haughton

James R. Haughton

Senior Vice President - Controller

cc:	Members of the Audit Committee of ‘mktg, inc.’ (via email)
Charles W. Horsey, ‘mktg, inc.’ (via email)